UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of February 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Op-Ed for Business Day by Bernard Swanepoel, Chief Executive of Harmony Gold Mining Company Limited

Rumours of my demise are not only exaggerated, but probably just wishful thinking. Unfortunately for Gold Fields’ management, I am not going to go away and Harmony is not going to withdraw its offer for Gold Fields. The only thing we plan to do with our 11.5% stake in Gold Fields is to increase it, whether under the subsequent offer or gradually over time until we acquire control over Gold Fields, and Norilsk has confirmed that the only thing it plans to do with its support for the spirit and business logic of our subsequent offer is to reaffirm it.

Harmony’s shareholders gave us an overwhelming 87% mandate to pursue the proposed merger as an extension and logical next step in the strategic direction that has served our shareholders and the South African gold mining industry well over the past 10 years. Even though we are “no-frills” mine operators, we do have phone lines and we know that our shareholders still believe in the compelling business logic of the formation of the merged company and a future full of possibilities overwhelm the fractious present.

For the South African gold mining industry, consolidation is important in order to create synergies, eliminate wasteful duplications and extend mine lives. Through reinvestment of the wealth thus created, we can continue to maintain a sufficient pipeline of new projects, create thousands of shaft-based jobs and extend the profitable life of this 120 year old foundation of South Africa’s prosperity.

So while Gold Fields management vainly sought a re-rating by attempting to list its assets overseas (where risk is on the rise), we believe a continuation of the listing in South Africa for all of the assets of the combined companies is a much surer path to a sustainable growth and well deserved re-rating.

Just as it took Harmony to identify the value destruction inherent in the failed IAMGold transaction (which received only 23% support–a shareholder revolt if there ever was one), Harmony’s track record shows that it will be equally competent to identify opportunities to enhance and extract value for Gold Fields shareholders through various initiatives including cutting unnecessary costs and consolidating assets. This is particularly important now that Gold Fields’ management finds itself in a strategic vacuum.

The merged company will be:

•	Value-creating. The merger will revitalise mature assets and rescue current replacement projects while finding significant cost savings, particularly important in the face of continuing Rand strength.

•	A fully-integrated portfolio of assets from exploration to beneficiation.

•	Less vulnerable to the impact of Rand fluctuations, whilst still providing exciting leverage to increases in the gold price.

•	A global benchmark for gold production, with geographic diversity and increased dollar-denominated earnings.

•	An unashamedly South African domiciled National Champion, building a global benchmark by extending the viability and competitiveness of the merged assets, and at the same time constructing an attractive equity proposition with critical mass for fund managers around the world.

In two public letters to Gold Fields’ management, I have suggested that we sit down to decide how best to put our two companies together to achieve the vision laid out above for our employees, shareholders, the South African fiscus and the image of South Africa as an investment destination. Norilsk also called for a meeting in Moscow to encourage Gold Fields to recommend the merger.

Rather than igniting a discussion about how best to accommodate the natural, inevitable and desirable consolidation in the South African gold mining industry, where Harmony has played an integral role, my appeals have resulted in frivolous and expensive court challenges and what appears to sly innuendo in the form of leaks to hedge funds and arbitrageurs, planted market rumours of increases to the subsequent offer and financially illiterate calculations of value destruction.

In fact, the combined market capitalisation of Harmony and Gold Fields, two un-hedged South Africa gold producers fully exposed to fluctuations in the Rand/Dollar exchange rate, has declined only 6% relative to that of the hedged AngloGold which has half of its production offshore. This illustrates that any so-called value destruction in our share prices is mainly due to macro-economic circumstances and not to the bid. Indeed, Gold Fields’ share price is inflated. Examination of the history of the behaviour of share prices in bid situations all over the world shows that were Gold Fields’ management to get their wish for our subsequent offer to go away, Goldfields’ shareholders would see a drop in their share price equivalent to the subsequent offer premium.

With no discernible new direction and their previous stated strategy in tatters, Gold Fields’ management should embrace our subsequent offer rather than impose conditions or reject outright the wishes of their two largest shareholders: Harmony and Norilsk.

Past experience indicates significant reduction in layers and numbers of managers not only saves costs, but more importantly is the first step to empowering the people in the production engine room of the organisation. Our tested systems, belief in peoples’ abilities and our proven implementation strategies give me confidence in the future of a Harmony combined with Gold Fields.

This has always been a matter for shareholders to decide. The best way to accommodate shareholder democracy is to provide information, performance records and vision. Our two sets of shareholders will be the final arbiters in the debate about what’s best for our companies.

In connection with the proposed merger, Harmony has filed with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for the remainder of Gold Fields ordinary shares held by Gold Fields shareholders resident in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever resident, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available) and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 212 929 5500 (call collect) or 1 800 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer